Via Facsimile and U.S. Mail
Mail Stop 6010

December 1, 2006

Mr. James M. Frates
Chief Financial Officer
Alkermes, Inc.
88 Sidney Street
Cambridge, MA 02139-4136

Re: Alkermes, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2005
Filed June 14, 2005
File No. 001-14131

Dear Mr. Frates:

        We have reviewed your November 13, 2006 response to our November 7, 2006 verbal comments and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

9. Convertible Preferred Stock, page F-18

    1. Please provide us revisions to the disclosures that you provided in your response
        to address the following:

            - You disclosed that your redeemable convertible preferred stock is carried
              at its estimated fair value. However, based on other portions of this
              response and based on previous correspondence with us, we understood

that it was carried at its estimated redemption value. In addition, carrying it at its estimated fair value would not appear to be consistent with paragraph 15 of EITF D-98 or with page 3 of your August 11, 2006 response, where you responded you "did not believe that an assumption that the fair value of the incremental royalty rate is equivalent to the fair value of the Preferred Stock is reasonable or accurate." As such, please clarify what its carrying amount is, that it represents the incremental royalty rate, and how you estimate its redemption, not fair, value.

- Consistent with the penultimate paragraph of Section 501.14 of the Financial Reporting Codification, please discuss the impact that reasonably likely changes in the estimated redemption value and its underlying assumptions would have on your financial statements.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Oscar M. Young, Jr., Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant